Exhibit 99.2

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock of Translate Bio, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or any rule or regulation thereunder on behalf of each of the undersigned. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: January 25, 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Amit Singh
	Name:	Amit Singh
	Title:	Senior Vice President and Treasurer

SHIRE HUMAN GENETIC THERAPIES, INC.

By	/s/ Paul Sundberg
	Name:	Paul Sundberg
	Title:	Assistant Secretary